UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Entry into a series of Material Definitive Agreements

On November 24, 2023, Powerbridge Technologies Co., Ltd. (the “Company”) entered into a series of securities purchase agreements (the “SPAs”) separately with certain individual investors, Rong Li, Xiaohong Guo, Yuhong Xu, Jian Zeng, Jie Ding, Mengmeng Zhang, Ping Tang, Xiaochun Yang, Pang Kai Xin, Yumei Xu, Jing Zhou and Yongheng Wu (the “Purchasers”). Pursuant to the SPAs, the Company agreed to sell the Purchasers an aggregate of 130,463,140 Class A ordinary shares, $0.40 par value per share, of the Company for an aggregate purchase price of $40.0 million, with an offering price of approximately $0.3 per share (the “Offering”). The net proceeds to the Company from such Offering will be approximately $40.0 million. The offering was closed on December 29, 2023 (the “Closing”).

The Class A ordinary shares were offered, and will be issued, pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-253395), filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2021, and a prospectus supplement to be filed with the Commission within 30 days after the date of Closing.

The form of the SPAs is filed as Exhibit 99.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the SPAs, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company elects to follow the Company’s home country rules for exemption from the requirement to obtain shareholder approval for issuance of securities, other than in a public offering, equal to 20% or more of the outstanding share capital or the voting power outstanding at a price that is less than the minimum price defined therein under Nasdaq Listing Rule 5635(d).

Other than those described above and disclosed in the Company’s annual report on Form 20-F, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 25, 2024

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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